UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 6)

HUMAN GENOME SCIENCES, INC.

(Name of Subject Company)

HUMAN GENOME SCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

444903108

(CUSIP Number of Class of Securities)

James H. Davis

Executive Vice President, General Counsel and Secretary

14200 Shady Grove Road

Rockville, Maryland 20850-7464

(301) 309-8504

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Michael P. Rogan Marc S. Gerber Skadden, Arps, Slate, Meagher & Flom LLP 1440 New York Avenue, NW Washington, D.C. 20005 (202) 371-7000	Robert W. Smith, Jr. Jason C. Harmon DLA Piper LLP (US) 6225 Smith Avenue Baltimore, Maryland 21209 (410) 580-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Introduction

This Amendment No. 6 to the Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Human Genome Sciences, Inc., a Delaware corporation (“HGS” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 17, 2012. The Statement relates to the tender offer by H. Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly-owned subsidiary of GlaxoSmithKline plc (“GSK”), a public limited company organized under the laws of England and Wales, pursuant to which Purchaser has offered to purchase all of the Company’s issued and outstanding Shares at a price of $13.00 net per share (subject to applicable withholding taxes), without interest.

Except as otherwise set forth in this Amendment, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 8.	Additional Information

Item 8 of the Statement is hereby amended and supplemented by adding the following update to the section “United States Antitrust Clearance” as a new paragraph at the end of the section on page 34 of the Statement:

According to Amendment No. 3 to the Schedule TO, GSK filed a Notification and Report Form with respect to the Offer with the FTC and the DOJ on May 16, 2012. The waiting period applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on May 31, 2012, without any further action having been taken by the FTC or DOJ.

Item 9.	Exhibits

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(17)	Press release issued by the Company on June 1, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUMAN GENOME SCIENCES, INC.

By:	/s/ James H. Davis
Name: James H. Davis
Title: Executive Vice President, General Counsel and Secretary

Dated: June 1, 2012